UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   TAMBAKERAS, MARKOS I.
   Honeywell Inc.
   16404 No. Black Canyon Hwy.
   Phoenix, AZ  85023
2. Issuer Name and Ticker or Trading Symbol
   Honeywell Inc.
   HON
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   02/1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Business President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |01/20/|F   |V|27*               |D  |$69.375    |                   |      |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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Common Stock               |02/21/|F   |V|933*              |D  |$76.6563   |                   |      |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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Common Stock               |02/24/|M   | |4,374             |A  |$38.07     |                   |      |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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Common Stock               |02/24/|S   | |4,374             |D  |$76.00     |                   |      |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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Common Stock               |02/24/|M   | |5,000             |A  |$36.1875   |                   |      |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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Common Stock               |02/24/|S   | |5,000             |D  |$75.375    |                   |      |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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Common Stock               |02/24/|M   | |2,626**           |A  |$38.07     |                   |      |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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Common Stock               |02/24/|F   | |1,313**           |D  |$76.0938   |36,752             |D     |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |1,181              |I     |401(k) Plan Trust          |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$75.875 |02/17|A   |V|16,683     |A  |02/17|02/16|Common Stock|16,683 |       |            |   |            |
(right to buy)        |        |/98  |    | |           |   |/99  |/08  |            |       |       |            |   |            |
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Employee Stock Option |$75.875 |02/17|A   |V|1,317      |A  |02/17|02/16|Common Stock|1,317  |       |            |   |            |
(right to buy)        |        |/98  |    | |           |   |/99  |/08  |            |       |       |            |   |            |
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Employee Stock Option |$38.07  |02/24|M   | |4,374      |D  |07/20|07/19|Common Stock|4,374  |       |            |   |            |
(right to buy)        |        |/98  |    | |           |   |/94  |/03  |            |       |       |            |   |            |
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Employee Stock Option |$36.1875|02/24|M   | |5,000      |D  |03/01|02/28|Common Stock|5,000  |       |            |   |            |
(right to buy)        |        |/98  |    | |           |   |/96  |/05  |            |       |       |            |   |            |
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Employee Stock Option |$38.07  |02/24|M   | |2,626      |D  |07/20|07/19|Common Stock|2,626  |       |106,540     |D  |            |
(right to buy)        |        |/98  |    | |           |   |/94  |/03  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
* Withholding of shares for tax liability in connection with vesting of previously reported restricted stock.
** Exercise of option by tendering previously-owned shares resulting in a net increase in ownership of 1,313 shares.
SIGNATURE OF REPORTING PERSON
/s/ Kathleen M. Gibson, on behalf of Markos I. Tambakeras
DATE
March 4, 1998